EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	June 30,	July 1,
In millions	2013	2012
Earnings
Earnings before income taxes and noncontrolling interests	$1,044	$1,311
Add
Fixed charges	51	50
Amortization of capitalized interest	1	1
Distributed income of equity investees	120	158
Less
Equity in earnings of investees	171	187
Capitalized interest	3	4
Earnings before fixed charges	$1,042	$1,329

Fixed charges
Interest expense	$14	$16
Capitalized interest	3	4
Amortization of debt discount	5	1
Interest portion of rental expense (1)	29	29
Total fixed charges	$51	$50

Ratio of earnings to fixed charges	20.4	26.6

(1)  Amounts represent those portions of rent expense that are reasonable approximations of interest costs.